Exhibit 2

Letter from Tang Capital Partners, LP to the Board of Directors of Northstar Neuroscience, Inc., dated July 2, 2008.

Tang Capital Management, LLC
4401 Eastgate Mall, San Diego, CA 92121
(858) 200-3830 Fax (858) 200-3837

July 2, 2008

Board of Directors
c/o Alan Levy, Ph.D., Chairman of the Board
Northstar Neuroscience, Inc.
2401 Fourth Avenue, Suite 300
Seattle, Washington  98121

Dear Members of the Board of Directors,

As a follow-up to recent discussions with management of Northstar Neuroscience, Inc. (“Northstar”), I am writing this letter to set forth a proposal by Tang Capital Partners, LP (“Tang”) to acquire Northstar in a negotiated transaction between Tang and Northstar.  This is not a proposal to acquire the stock of Northstar directly from the shareholders in a tender offer.

To date, we have had access only to Northstar’s publicly available information.  Based on that information, we are proposing to acquire Northstar for $2.25 per share in cash.  This proposal would unlock significant value for Northstar’s shareholders and is a compelling value proposition in that it represents a 50% premium to the closing sale price of Northstar’s common stock on July 1, 2008 and an approximate 47% premium to Northstar’s volume-weighted average trading price since January 22, 2008, when Northstar announced its EVEREST clinical trial results.

While the transaction would be subject to customary closing conditions, including the approval of Northstar shareholders under Northstar’s charter documents and applicable law, and very limited confirmatory due diligence, it would not be subject to any financing condition.

As Northstar’s largest shareholder, holding approximately 18% of Northstar’s outstanding common stock, we have spent considerable time analyzing Northstar and its options.  We strongly believe that the best course of action for Northstar and its shareholders is for Northstar to be acquired in a transaction that represents a significant premium to its current market price.  However, the window for consummating any such transaction is limited; if the Board is to prevent further erosion of Northstar’s value, it must act quickly.  Accordingly, this non-binding proposal is contingent on our receipt of a positive response on or before July 9, 2008 and Northstar entering into a binding definitive merger agreement on or before July 23, 2008.

Our proposal provides Northstar shareholders an immediate and certain path to a premium, all-cash transaction that will eliminate future market risk as well as the risk of future erosion in value.  We believe that the vast majority of other Northstar shareholders will agree and expect this proposal to be readily approved by them.  We encourage Northstar’s Board to work with us to finalize a definitive merger agreement and bring the transaction to a shareholder vote as quickly as possible .

We value the input of the Board and management when considering Northstar’s strategic alternatives and have tried on several occasions to have constructive, confidential discussions with management regarding these alternatives.  So far, management has been unwilling to entertain such discussions except under conditions that would make it impossible for us to protect the value of our significant investment in Northstar.  We have made this proposal now because of our belief that this is the only remaining path to protect that investment.

We expect the Board to consider our proposal seriously and expeditiously.  We are, of course, available to meet with the Board and management at any time and immediately begin negotiations of a definitive agreement.  We look forward to a prompt and favorable response.

Sincerely,

Tang Capital Partners, LP
by: Tang Capital Management, LLC, its general partner

/s/ Kevin C. Tang

Kevin C. Tang

Managing Member